Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2013

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of August 13, 2013. It is intended to be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (the “Financial Statements”) for the three and six month periods ended June 30, 2013, and other corporate filings available at www.sedar.com (“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars. All amounts reported herein, except per share and per ounce amounts, are expressed in thousands of United States dollars unless otherwise identified.

This MD&A contains forward-looking information and forward looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward Looking Information”, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A, and provides officers’ disclosure certifications filed with securities commissions on SEDAR.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

Company Overview

The Company was formed in 1987 under the laws of British Columbia, Canada. Following a continuation under the laws of Alberta, Canada and a number of name changes, the Company became Rio Alto in July 2009. The principal business of the Company is mining the gold oxide deposit at the La Arena Gold Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”) together with Phase I the “La Arena Project” in northwestern Peru. La Arena S.A. (“La Arena”) owns 100 per cent of the La Arena Project. La Arena is an indirect, wholly owned, Peruvian subsidiary of the Company. In January 2012, Phase I began commercial production.

Rio Alto has five wholly-owned subsidiaries – La Arena, Rio Alto S.A.C. and Empresa de Energia Yamobamba S.A.C., each incorporated under the laws of Peru, Rio Alto Insurance Limited, incorporated under the laws of Barbados and Mexican Silver Mines (Guernsey) Limited (“MSMG”) incorporated under the laws of Guernsey.

The Company is a reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the Toronto Stock Exchange (“TSX”) and the Bolsa de Valores de Lima under the symbol “RIO”, the New York Stock Exchange under the symbol “RIOM”, and the Frankfurt Stock Exchange under the symbol “MS2”.

The Company has included non-IFRS performance measures (see non-GAAP Measures below) – for adjusted net income, adjusted net income per share, adjusted operating costs, all-in sustaining costs and all-in costs –throughout this document. The Company uses these performance measures to monitor its operating cash costs and spending and believes these measures provide investors and analysts with useful information about the Company’s performance and underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Guidance for 2013

For 2013 the Company anticipates gold production of 190,000 to 210,000 ounces. Production of 48,427 ounces of gold in the second quarter of 2013 (“Q2”) was 11 per cent more than planned and production of 84,783 ounces of gold in the first half of 2013 (“H1”) was 8 per cent more than planned.

The mine plan calls for production of approximately 63,800 ounces of gold in the quarter ended September 30, 2013 and 58,800 ounces of gold in the quarter ended December 31, 2013. 2013’s adjusted operating costs are forecast to be in the range of $675 to $725 per ounce of gold sold. All-in sustaining costs – including selling, general and administrative costs, exploration, and sustaining capital – are forecast to fall within a range of $900 to $1,000 per ounce and all-in costs within a range of $1,200 to $1,300 per ounce for the year.

Highlights for the three months ended June 30, 2013

  On April 16, Rio Alto reported increases in resource and reserve estimates for Phase I and Phase II.

  Adjusted net income amounted to $11.0 million ($0.06) per share.

  Net loss amounted to $3.2 million ($0.02 per share).

  After a $21.8 million decrease in non-cash working capital cash used for operations was $7.2 million.

  Gold produced and sold amounted to 48,467 ounces at an average realized price of $1,315 per ounce.

  Adjusted production cost per ounce of gold sold during the quarter was $754, all-in sustaining costs were $1,041 and all-in costs were $1,180 per ounce.

  Capital investments amounted to $16.9 million and exploration spending was $2.0 million.

Highlights for the six months ended June 30, 2013

  Adjusted net income was $17.9 million ($0.10 per share).

  Net income amounted to $4.9 million ($0.03 per share).

  Cash flow from operations was $21.8 million.

  Gold produced and sold amounted to 84,783 ounces at an average realized price of $1,436 per ounce.

  Adjusted production cost per ounce of gold sold was $774, all-in sustaining costs were $1,009 and all-in costs were $1,280 per ounce.

  Capital investments amounted to $37.8 million and exploration spending was $3.8 million.

Events Subsequent to June 30, 2013

  The Company issued 800,000 shares upon the exercise of stock options by a director and officer.

  La Arena received an IGV refund of $21 million.

Operating Activities

Mining

The following table sets out the materials mined and gold production in the first quarter and half of the year compared with the current year mine plan and Q2 2012 and H1 2012.

The average ore grade mined during Q2 was 38 per cent better than planned. Total material mined (ore and waste) averaged 101,583 tonnes per day (“tpd”) during the quarter compared with 103,945 tpd planned. This shortfall was principally due to the temporary suspension of operations due to road closures from June 3 to June 5.

	Actual Q2 2013	Mine Plan Q2 2013	Actual Q2 2012
Tonnes – ore	3,001,082	3,536,000	1,620,048
Au g/t	0.647	0.470	1.09
Tonnes Waste	6,242,967	5,923,000	2,016,694
Waste : Ore ratio	2.1	1.7	1.3
Au ozs poured	48,427	43,605	58,081

The average ore grade mined during H1 was 22 per cent better than planned. Total material mined (ore and waste) averaged 96,814 tonnes per day (“tpd”) compared with 98,122 tpd planned. Better than expected ore grade provided an opportunity to focus more effort on waste removal and still exceed programmed gold production. This additional waste removal will provide mining flexibility in future periods.

	Actual H1 2013	Mine Plan H1 2013	Actual H1 2012
Tonnes – ore	5,285,268	5,712,000	3,062,702
Au g/t	0.587	0.481	1.20
Tonnes Waste	12,237,993	12,048,000	4,278,732
Waste : Ore ratio	2.3	2.1	1.8
Au ozs poured	84,783	78,553	118,103

Ore and waste production for Q2 and H1 of 2013 were substantially higher than for the corresponding periods of the previous year. During 2012 mining operations at Phase I were being expanded and reached capacity by year end.

Gold Prepayment Agreement

In April 2013, with the downturn in the US dollar gold price the Company made a cash prepayment of $10.1 million settling 7,882 notional ounces of the outstanding delivery obligations at an effective price of $1,276 per ounce. Additionally, 152 ounces of gold were produced offsite from smelting and refining exhausted activated carbon. These ounces were delivered to settle 179 ounces of the prepayment obligations. There are no delivery requirements under the Prepayment Agreement until February 2014. The remaining outstanding balance due by October 2014 under the agreement will range between 14,593 and 19,744 ounces of gold depending on the gold price on the delivery dates scheduled from February 2014 through October 2014. The terms and delivery requirements of the Prepayment Agreement are described in Note 14 of the Financial Statements.

The cash payment to settle 7,882 ounces of the delivery requirement resulted in a drawdown of deferred revenue amounting to $4,630 and early recognition as a charge to net income (loss) of the estimated future cost of producing such ounces amounting to $5,427.

NON-GAAP MEASURES

Adjusted net income and adjusted net income per share

Adjusted net income and adjusted net income per share are non-GAAP measures that have any generally accepted methodology for their preparation. They may not be comparable to similar measures presented by other companies. Rio Alto believes that investors and other readers of the Company’s disclosure documents use these measures to evaluate performance and as such represent useful supplemental information. These measures are not a substitute for IFRS based performance measures and should be considered as a substitute for GAAP based measures and should not be considered in isolation. Following is a reconciliation of adjusted net income to net income and comprehensive net income reported in the Financial Statements.

(000’s)	Q2 2013	H1 2013

Net income (loss) as reported	$(3,229)	$4,855
Provision for deferred income tax	5,980	5,532
Loss on settlement of Prepayment	5,427	5,427
Unrealized foreign exchange	3,197	3,225
Unrealized gain on derivative liability	(279)	(1,012)
Other gain	(94)	(93)

Adjusted net income	11,002	17,934

Weighted average shares outstanding	175,896,122	175,873,171

Adjusted net income per share	$0.06	$0.10

All-in sustaining and all-in costs per ounce sold

On June 27, 2013 the World Gold Council (“WGC”), a market development organization, published a guidance note for the presentation of non-GAAP Metrics for presentation of all-in sustaining and all-in total costs for gold mining companies. Given that this guidance is being adopted by many of the Company’s peers, Rio Alto has prepared and presented these non-GAAP measures below with comparative periods restated accordingly. These measures are prepared on the basis of ounces of gold sold.

Under the WGC guidance all-in sustaining costs include total production cash costs incurred at mining operations, sustaining capital expenditures, corporate administrative expense, stock-based compensation expense, exploration and evaluation costs, and reclamation cost accretion. In addition, the WGC guidance for all-in costs includes non-sustaining capital, non-cash costs and other expenditures not necessary to sustain current activities.

The non-GAAP measures presented below should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published its definitions other companies may prepare these measures differently.

The following table provides a reconciliation of the WGC all-in sustaining and all-in costs per ounce to the Financial Statements for each of the three and six months ended June 30, 2012 and 2013:

In thousands of United States dollars, except per ounce information	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Production costs	$32,577	$26,638	$59,569	$46,589
Lima office costs	929	1,235	1,791	2,108
Workers’ profit share	3,206	3,045	4,545	7,494
Cost of sales	36,712	30,918	65,905	56,191
Silver revenue	(81)	(76)	(161)	(159)
Adjusted operating costs	36,631	30,842	65,744	56,032
General & administrative	1,408	2,283	2,693	4,315
Accretion expense	386	415	773	830
Sustaining expenditures:
Exploration	-	-	-	-
Property, plant and equipment	12,141	15,799	16,461	25,703
Mineral property	-	-	-	-
All-in sustaining cost	50,566	49,339	85,671	86,880
Non sustaining expenditures:
Exploration	2,028	919	3,752	1,331
Property, plant and equipment	-	-	9,598	-
Mineral property	4,723	7,343	9,725	9,796
All-in cost	$57,317	$57,601	$108,746	$98,007
Ounces of gold sold (000's)	48,579	58,015	84,935	116,933
Adjusted operating costs per ounce	$754	$532	$774	$479
All-in sustaining cost per ounce	$1,041	$850	$1,009	$768
All-in cost per ounce	$1,180	$993	$1,280	$838

Results of Operations

The following table provides selected quarterly financial information:

	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	August 31, 2011

Revenue	$63,859	$58,160	$82,198	$60,924	$78,789	$94,594	$-	$-

Total assets	328,413	346,942	353,481	320,275	290,156	260,200	196,534	166,287

Working capital	40,258	53,045	55,600	47,457	66,498	60,931	35,050	7,739

Shareholders’ equity	234,356	236,986	227,582	198,223	184,518	152,365	115,309	102,090
Net income/(loss)	(3,229)	8,084	26,796	10,804	29,640	33,178	9,715	(10,263)
Basic income/(loss) per share	(0.02)	0.05	0.16	0.06	0.17	0.19	0.00	(0.06)
Diluted income/(loss) per share	(0.02)	0.04	0.16	0.06	0.16	0.18	0.00	(0.06)

The Company had a net loss of $3,229 in Q2, compared to an income of $29,640 for the quarter ended June 30, 2012. The decrease in Q2 2013 net income was due to lower revenue, higher production costs and an increased provision for deferred income tax expense, an accounting charge upon partial early settlement of future gold delivery obligations and foreign exchange adjustments relative to the same period of last year.

Gold ounces sold for cash during Q2 2013 amounted to 48,427 at an average price of $1,315 compared to cash sales of 43,168 ounces at an average price of $1,584 per ounce in Q2 2012. The effect of a lower price partially offset by higher sales volume resulted in a decrease in revenue of $4.7 million. In Q2 2012 the Company delivered 14,847 ounces of gold in partial settlement of the Prepayment obligation and recorded revenue of $10.3 million on such deliveries. Deferred revenue recognized as revenue in Q2 2013 was $152.

Production costs are principally a function of tonnes mined. During Q2 2013 the average tonnes of ore and waste mined amounted to 101,583 tpd compared to 39,964 tpd for Q2 2012. This increased volume, partially offset by operating efficiencies, increased cost of production by $5.8 million in Q2 2013 from costs in Q2 2012.

During Q2 the Peruvian currency depreciated relative to the US dollar, the Company’s functional currency. This depreciation had the effect, under IFRS, of reducing the tax depreciation basis of the Company’s Peruvian plant, equipment and mineral properties resulting in a deferred income tax charge of $6 million for the quarter compared to a deferred income tax recovery of $2.4 million in Q2 2012.

The Company had a net income of $4,855 for H1, compared to net income of $62,818 for the same period of 2012. The decrease is primarily due to a decrease in the price of gold that occurred during Q2, as well as fewer ounces being sold in H1 compared to the six months ended June 30, 2012, higher production costs due to increases in the tonnes of ore and waste mined and greater amortization charges as assets previously under construction were brought into production in Q1 2013 and amortized on the basis of recoverable ore reserves determined before the announced increase in reserves announced in April 2013. Additionally, the accounting charge upon partial early settlement of future gold delivery obligations, foreign exchange adjustments relative to the same period of last year and a deferred income tax charge of $5.5 million decreased income in H1 compared to the same period in 2012.

General and administration costs

General and administrative costs were $1,416 for the quarter ended June 30, 2013 compared to $2,300 for the quarter ended June 30, 2012, and $2,710 for the six months ended June 30, 2013 compared to $4,349 for the six months ended June 30, 2012. General and administrative costs include the Vancouver office that provides public company management and administration as well as insurance and risk management services. Costs incurred in the Lima office are charged to cost of sales, as the Lima office supports the La Arena mine. The table below shows G & A costs for the quarter ended June 30, 2013 compared to the quarter ended June 30, 2012, as well as the six months ended June 30, 2013 compared to the six months ended June 30, 2012:

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Share-based compensation	$583	$1,148	$1,166	$2,363
Salaries	275	712	577	934
Professional fees	141	94	199	207
Directors’ fees	98	60	186	123
Office and miscellaneous	102	86	208	165
Travel	83	80	141	156
Regulatory and transfer agent fees	67	33	113	259
Investor relations	59	70	103	108
Amortization	8	17	17	34

	$1,416	$2,300	$2,710	$4,349

The decrease in general and administration expenses in Q2 to $1,416 compared to $2,300 for the period ended June 30, 2012 is due primarily to a decrease in stock based compensation and salaries. Share-based compensation expense was $583 for Q2 compared to $1,148 in the quarter ended June 30, 2012. Share-based compensation is comprised of the amortization of the fair value of granted options over the vesting period. Salary expense was $275 in Q2 compared to $712 in the quarter ended June 30, 2012. The difference arises because no bonuses were paid during Q2 2013, compared to $437 in executive bonuses paid during the quarter ended June 30, 2012. There were no other significant variances from Q2 to the quarter ended June 30, 2012.

The decrease in general and administration expenses in H1 of $2,710 compared to $4,349 for the period ended June 30, 2012 is due primarily to a decrease in share-based compensation and salaries. Stock-based compensation expense was $1,166 for H1 compared to $2,363 in the six months ended June 30, 2012. Share-based compensation is comprised of the amortization of the fair value of granted options over the vesting period. Salary expense was $577 in H1 compared to $934 in the six months ended June 30, 2012. The difference arises because no bonuses were paid during H1, compared to $437 in executive bonuses paid during the six months ended June 30, 2012. There were no other significant variances from H1 to the six months ended June 30, 2012.

Other expense/income items

Other income amounted to a loss of $3,383 in Q2 compared to a gain of $1,073 during the three months ended June 30, 2012, due primarily a foreign exchange loss of $3,197 during Q2 .

Other income amounted to a loss of $3,235 in H1 compared to a gain of $406 during the six months ended June 30, 2012, due primarily to a foreign exchange loss of $3,225.

The foreign exchange loss during Q2 and H1 2013 is due to holding cash and cash equivalents in Peruvian and Canadian funds while the US dollar appreciated against those currencies.

Other income (loss) consists of:

	For the quarter ended June 30, 2013	For the quarter ended June 30, 2012	For the six months ended June 30, 2013	For the six months ended June 30, 2012
Unrealized gain (loss) on derivative liability	$279	$1,683	$1,012	$1,323
Loss on Prepayment	(5,427)	-	(5,427)	-
Accretion of asset retirement obligation	(386)	(415)	(773)	(830)
Insurance expenses	(173)	-	(342)	-
Foreign exchange gain ( loss)	(3,197)	(142)	(3,225)	91
Other income (expense)	94	(53)	93	(178)
	$(8,810)	$1,073	$(8,662)	$406

An unrealized gain on the derivative liability of $279 was recognized as a fair value adjustment of the derivative liability in the quarter ended June 30, 2013 compared to an unrealized gain of $1,683 in the quarter ended June 30, 2012. An unrealized gain of $1,012 was recognized as a fair value adjustment of the derivative liability in H1, compared to an unrealized gain of $1,323 in the six months ended June 30, 2012. The derivative liability relates to the Purchase Agreement described in Note 14 to the Financial Statements. The mechanics for the calculation of the liability reflect the effects of a written call option based on the volatility of the gold price. Generally, the liability increases if the price of gold increases during a reporting period. Should the price of gold decrease or should the volatility of the gold price decrease during a period the liability would decrease resulting in an unrealized gain. The economic reality is that when the price of gold increases the Company and its shareholders should benefit despite increases in the fair value of the derivative liability.

The loss on settlement of Prepayment arises from a cash payment in lieu of delivering ounces of gold to partially settle delivery obligations under this agreement. A cash payment of $10,057 was made to settle delivery of 7,882 ounces of gold at an effective price of $1,276 per ounce. Accounting for this payment involves recognizing a drawdown of deferred revenue in the amount of $4,630 and a charge to net income of $5,427, which approximates the future cost of producing the ounces that would have otherwise been delivered under the Prepayment.

The Company’s current reclamation and closure plan for the La Arena Gold Mine was approved by the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted results in the asset retirement obligation. The accretion related to this obligation was $386 for the quarter ended June 30, 2013 and $773 for H1. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025.

Insurance expense increased in Q2 compared to the quarter ended June 30, 2013, as well as in H1 compared to the period ended June 30, 2012 as a result of amortizing the cost of prepaid reinsurance fees and set up costs for the Company’s insurance subsidiary.

A foreign exchange loss of $3,197 was recognized in Q2 compared to a foreign exchange loss of $142 in the three months ended June 30, 2012. A foreign exchange loss of $3,225 was recognized in H1 compared to a foreign exchange gain in the six months ended June 30, 2012. The foreign exchange loss is due primarily to the appreciation of the US dollar compared to the Peruvian sol, while the Company held net monetary assets in the Peruvian sol.

Other gain (loss) consists of interest expense on the Company’s $3,000 of long-term debt partially offset by interest income on term deposits and a gain on the sale of a vehicle. Also, during Q2 there was an unrealized loss on other financial assets of $390, described in Note 7 of the Financial Statements, offset by a $615 reduction in the long-term bonus payable due to the decrease in the price of gold – see Note 12 of the Financial Statements. For H1 the unrealized loss on other financial assets amounted to $591 offset by a reduction in the long-term bonus payable of $615.

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the board of directors review and approve planned expenditures. Management believes that the ability to fund operations through cash generated from operations is sufficient to meet sustaining capital and operating requirements. Completion of the feasibility study for the copper-gold deposit will be funded from the Company’s working capital. Development of Phase II may, depending on the timing of the expenditures, require additional financing.

The Company’s cash receipts are from the sale of mineral products; however, the profitability of developing and producing mineral products is affected by many factors including the cost of operations, variations in the grade of ore mined, metal recovered and the price of metals. Depending on the price of metals and other factors, the Company may determine that it is impractical to continue production. Metals prices have fluctuated widely recently and are affected by factors beyond the Company’s control including changes in international investment patterns, economic growth rates, political developments, sales or accumulation of metal reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s total production cost and remains at such levels for a sustained period of time, the Company will experience losses and may decide to discontinue operations or development of other projects at one or more of its properties.

The Company’s cash balance at June 30, 2013 was $13,281 which was a decrease of $25,332 from the financial period ended December 31, 2012. Working capital of $40,258 (including the IGV receivable of $35,294) at June 30, 2013 decreased by $12,270 from $55,600 at December 31, 2012 due to a decrease in cash and an increase in accounts payable. Additionally, tax payments made during the first half of 2013 are described in Note 13 to the Financial Statements and amounted to $48,160, which substantially drew down the Company’s cash balance.

At June 30, 2013 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru, Canada and Barbados as follows:

	Peru	Canada	Barbados	Total
Cash	$5,585	$1,588	$6,036	$13,209
Deposits at 0.79%	-	72	-	72
	$5,585	$1,660	$6,036	$13,281

The changes in cash, cash equivalents and working capital were due to the following activities:

Operating Activities:

Cash used in operating activities were $7,181 in Q2 compared to $20,190 generated by operating activities in the quarter ended June 30, 2012. The cash used in operating activities Q2 stems from net loss of $3,229 adjusted for non-cash items, totaling $17,842 and changes in non-cash working capital of $21,776. The non-cash items include deferred income taxes of $5,980, amortization of $5,679, share-based compensation of $583, an unrealized loss on other assets of $389 and accretion of the asset retirement obligation of $386, which were partially offset by an unrealized gain on the derivative liability of $279. There were also reclamation expenditures of $242 paid during Q2.

Cash generated from operating activities were $21,788 in H1 compared to $74,772 in the six months ended June 30, 2012. The cash from operating activities generated in H1 stems from net earnings of $4,855 adjusted for non-cash items, totaling $28,755 and changes in non-cash working capital of $11,822. The non-cash items include amortization of $16,687, deferred taxes of $5,532, amortization of share-based compensation of $1,166, an unrealized loss on other financial assets of $591 and accretion of the asset retirement obligation of $773, which were partially offset by the unrealized gain on the derivative liability of $1,012. There were also reclamation expenditures of $305 paid during H1.

Changes in non-cash working capital of $21,776 decreased operating cash flow in Q2 compared to $2,650 in the three months ended June 30, 2012. The changes in non-cash working capital include an increase of $7,112 in accounts receivable, an increase of $6,224 in IGV receivable, an increase of $5,656 in accounts payable and an increase in taxes payable of $5,423.

Changes in non-cash working capital of $11,822 decreased operating cash flow in H1 compared to generating operating cash flow by $14,338 in the six months ended June 30, 2012. The changes in non-cash working capital include a decrease in accounts receivable of $3,634, an increase in inventory of $9,231, a decrease in IGV receivable of $24,992, and an increase in taxes payable of $38,614.

Under Peruvian law the Impuesto General a las Ventas (“IGV”) is a tax imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. At June 30, 2013, the Company has an IGV receivable of $35,294 (December 31, 2012 - $60,286). The decrease is due to approximately $38,400 received in March 2013 and will be further reduced by approximately $21,000 received in July.

Financing Activities:

Net cash used in financing activities during the quarter ended June 30, 2013 was $10,041 compared to $1,365 generated in the quarter ended June 30, 2012. Net cash used in financing activities in H1 was $9,304 compared to $4,028 generated in the six months ended June 30, 2012.

In Q2, the Company made a cash payment of $10,057 to settle 7,882 notional ounces of the Prepayment Agreement, as described in the Note 14 of the Financial Statements. As well, during Q2, proceeds of $15 were received the exercise of 50,000 stock options. In the quarter ended June 30, 2012, the Company received proceeds of $348 on the conversion of 1,500,000 common share purchase warrants and $927 was received for shares issued upon the exercise of 740,500 stock options.

In H1, the Company made a cash payment of $10,057 to settle 7,882 notional ounces of the Prepayment Agreement, as described in the Note 14 of the Financial Statements. Also, during H1 the Company received $700 on the conversion of 337,000 common share purchase warrants and $53 on the exercise of 62,000 options. In the six months ended June 30, 2012, the Company received proceeds of $2,600 upon the conversion of 2,594,340 common share purchase warrants and $1.4 million upon the exercise of 1,226,553 stock options.

Investing Activities:

During Q2, net cash of $16,861 was used in investing activities, compared to $23,142 in the quarter ended June 30, 2012. The decrease is due to an overall decrease in spending on mineral properties and plant and equipment. The investing activities in Q2 were to develop the La Arena Project and consisted of additions to mineral properties and plant and equipment, principally the leach pad. Additions to plant and equipment were $12,141. Additions to mineral properties were approximately $4,723.

During H1, net cash of $37,816 was used in investing activities, compared to $35,499 in the six months ended June 30, 2012. The investing activities in H1 consisted of additions to mineral properties and plant and equipment. Additions to plant and equipment were $26,059. Additions to mineral properties were $9,725. As well, there was a decrease in restricted cash of $1,849 due to a decrease in the letter of credit posted by the Company as a partial guarantee of its mine closure obligations. The Company also invested $199 in Santa Barbara Resources Inc.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investment in Duran Ventures Inc. and investment in Santa Barbara Resources Inc.), accounts payable and accrued liabilities, long-term debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Other financial assets as described in Note 7 to the Financial Statements consist of shares and warrants in Duran and shares of Santa Barbara which are measured at fair value. The shares are classified as Level 1 and are valued at quoted market value and the warrants are classified as Level 2 using the Black Scholes model.

The derivative liability is measured at fair value and is classified as Level 3. An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 14 to the Financial Statements. The principal assumption used in the option pricing model is the volatility, over time, of the gold price.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The

Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the Board of Directors are actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the Company’s ongoing capital and operating requirements. At June 30, 2013, the Company’s working capital of $40,258 was sufficient to meet its short-term business requirements.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The Company’s functional currency and its operating results and financial position are determined and reported in United States dollars. Fluctuations of foreign currencies in relation to the United States dollar will affect the reported results of the Company and may also affect the value of the Company’s assets and liabilities. The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s long-term debt bears interest at Libor + 6% (see Note 15 to the financial statements). The Company is subject to Libor rate fluctuations.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and the future profitability of Rio Alto are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price.

Accounting Estimates

Management makes judgments in the application of the Company’s accounting policies to prepare the Financial Statements. Additionally, the preparation of financial information and Financial Statements requires that management make assumptions and estimates about uncertain future events and the potential effect of uncertainty on the carrying amounts of the Company’s assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated results as the estimation process is inherently uncertain. Estimates are continuously reviewed in light of historical experience and other relevant factors. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The judgments and estimates applied in the preparation of the Financial Statements are consistent with those applied and discussed in Note 3 to the Company’s audited consolidated financial statements for the financial year ended December 31, 2012.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company; however, the Company continuously evaluates possible property acquisitions and may in the future enter into a transaction.

Events subsequent to June 30, 2013

a.	Subsequent to June 30, 2013, the Company received an IGV refund of $21 million.

b.	Subsequent to June 30, 2013, the Company received $228,000 on the issue of 800,000 shares pursuant to the exercise of 800,000 options.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares and Options

As at the date of this MD&A, the Company has common shares and options exercisable into common shares outstanding as follows:

Number of common Shares

December 31, 2012	175,536,962
Exercise of stock options	62,000
Conversion of warrants	336,720
Total as at June 30, 2013	175,935,682
Exercise of stock options	800,000
Total as at August 8, 2013	176,735,682

Number of Options	Number of Underlying Shares	Weighted Average Exercise Price (C$)	Grant Date	Date of Expiry
672,500	672,500	$0.30	July 24, 2009	July 24, 2014
460,000	460,000	$1.50	September 20, 2010	September 20, 2015
750,000	750,000	$1.80	September 20, 2010	September 20, 2015
250,000	250,000	$1.90	November 5, 2010	November 5, 2015
250,000	250,000	$2.00	December 6, 2010	December 6, 2015
205,000	205,000	$2.39	March 11, 2011	March 11, 2016
2,721,750	2,721,750	$3.08	November 18, 2011	November 16, 2016
925,000	925,000	$3.22	November 18, 2011	November 16, 2016
200,000	200,000	$3.75	January 23, 2012	January 23, 2017
600,000	600,000	$5.25	September 10, 2012	September 10, 2017
7,034,250	7,034,250	$2.70

Evaluation of Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

As at June 30, 2013, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the effectiveness of the Company’s ICFR as at June 30, 2013 and have concluded that such ICFR is effective. The Certifying Officers have also concluded that, as of the end of the period covered by this MD&A, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the Internal Control – Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There are no material weaknesses in the Company's ICFR as of June 30, 2013. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

During the quarter ended June 30, 2013, there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  Community groups or non-governmental organizations may initiate or undertake actions that could delay or interrupt the Company’s activities. See Social and Community Issues below.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse effect on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership or the right to use at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form (the “AIF”) dated April 2, 2013 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGOs") have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken such actions as road closures, work stoppages, and the filing of law suits for damages. Actions by communities and NGOs may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2013 gold production guidance, cost and capital spending guidance included in this MD&A. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements, the AIF and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.